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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments
Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Innovive Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock and Common Stock Warrants
(Title of Class of Securities)
45774F 10 5
(CUSIP Number)
April 24, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45774F 10 5	Page	2	of	9 Pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	RA Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,478,747[1]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,478,747[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,478,747[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.0%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA
* SEE INSTRUCTIONS BEFORE FILLING OUT.
1. Consists of 1,318,050 shares of Common Stock and 160,697 shares of Common Stock issuable pursuant to warrants held by the Reporting Persons as to which such shares are presently exercisable. Excludes 480,328 shares of Common Stock issuable pursuant to such warrants held by the Reporting Persons as to which such shares are not presently exercisable because the terms of such warrants contain a limitation on exercise if such exercise would result in the holder a nd its affiliates beneficially owning more than 9.99% of the outstanding Common Stock.
2. Based on 14,641,583 shares of Common Stock outstanding on April 30, 2007 as reported on the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2007 and warrants to acquire 160,697 shares of Common Stock held by the Reporting Persons.

CUSIP No.	45774F 10 5	Page	3	of	9 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Richard H. Aldrich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,478,747[1]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,478,747[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,478,747[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.0%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* SEE INSTRUCTIONS BEFORE FILLING OUT.
1. Consists of 1,318,050 shares of Common Stock and 160,697 shares of Common Stock issuable pursuant to warrants held by the Reporting Persons as to which such shares are presently exercisable. Excludes 480,328 shares of Common Stock issuable pursuant to such warrants held by the Reporting Persons as to which such shares are not presently exercisable because the terms of such warrants contain a limitation on exercise if such exercise would result in the holder a nd its affiliates beneficially owning more than 9.99% of the outstanding Common Stock.
2. Based on 14,641,583 shares of Common Stock outstanding on April 30, 2007 as reported on the Issuer ’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2007 and warrants to acquire 160,697 shares of Common Stock held by the Reporting Persons.

CUSIP No.	45774F 10 5	Page	4	of	9 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Peter Kolchinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,478,747[1]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,478,747[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,478,747[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.0%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* SEE INSTRUCTIONS BEFORE FILLING OUT.
1. Consists of 1,318,050 shares of Common Stock and 160,697 shares of Common Stock issuable pursuant to warrants held by the Reporting Persons as to which such shares are presently exercisable. Excludes 480,328 shares of Common Stock issuable pursuant to such warrants held by the Reporting Persons as to which such shares are not presently exercisable because the terms of such warrants contain a limitation on exercise if such exercise would result in the holder a nd its affiliates beneficially owning more than 9.99% of the outstanding Common Stock.
2. Based on 14,641,583 shares of Common Stock outstanding on April 30, 2007 as reported on the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2007 and warrants to acquire 160,697 shares of Common Stock held by the Reporting Persons.

CUSIP No.	45774F 10 5	Page	5	of	9 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
RA Capital Biotech Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,481,252[1]

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,481,252[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,481,252[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.0%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* SEE INSTRUCTIONS BEFORE FILLING OUT.
1. Consists of 1,295,486 shares of Common Stock and 185,766 shares of Common Stock issuable pursuant to a warrant held by the Reporting Persons as to which such shares are presently exercisable. Excludes 443,977 shares of Common Stock issuable pursuant to such warrant held by the Reporting Persons as to which such shares are not presently exercisable because the terms of such warrant contain a limitation on exercise if such exercise would result in the holder and its affiliates beneficially owning more than 9.99% of the outstanding Common Stock.
2. Based on 14,641,583 shares of Common Stock outstanding on April 30, 2007 as reported on the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2007 and a warrant to acquire 185,766 shares of Common Stock held by the Reporting Persons.

CUSIP No.	45774F 10 5	Page	6	of	9 Pages
Item 1(a) Name of Issuer:
                 The name of the issuer is Innovive Pharmaceuticals, Inc. (the “Issuer”).
Item 1(b) Address of Issuer’s Principal Executive Offices:
                 The Company’s principal executive office is located at 555 Madison Avenue, 25th Floor, New York, NY 10022.
Item 2(a) Name of Person Filing:
                 This joint statement on Schedule 13G is being filed by Richard H. Aldrich, Peter Kolchinsky, RA Capital Management, LLC and RA Capital Biotech Fund, L.P., who are collectively referred to as the “Reporting Persons.” Mr. Aldrich and Mr. Kolchinsky (together, the “Managers”) are the managers of RA Capital Management, LLC (“Capital”), which is the sole general partner of RA Capital Biotech Fund, L.P. (“Fund I”).
                 The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
Item 2(b) Address of Principal Business Office or, if none, Residence:
                 The address of the principal business office of each of the Reporting Persons is 111 Huntington Avenue, Suite 610, Boston, MA 02199.
Item 2(c) Citizenship:
                 Capital is a Delaware limited liability company. Fund I is a Delaware limited partnership. The Managers are U.S. citizens.
Item 2(d) Title of Class of Securities:
                 Common Stock, par value $0.001 per share (the “Common Stock”) and Common Stock warrants.
Item 2(e) CUSIP No.:
                 45774F 10 5
Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
                 Not Applicable.
Item 4 Ownership:
                 Capital and each of the Managers each beneficially owns 1,478,747 shares of Common Stock, representing 9.99% of the class, and consisting of 1,259,486 shares of Common Stock beneficially owned by Fund I, 22,564 shares of Common Stock beneficially owned by RA Capital Biotech Fund II, L.P. (“Fund II” and, together with Fund I, the “Funds”), which is not a Reporting Person, and 160,697 shares of Common Stock issuable pursuant to warrants held by the Funds as to which such shares are presently exercisable. Capital is the sole general partner of Fund II. The shares of Common Stock beneficially owned by Capital and each of the Managers do not include 480,328 shares of Common Stock issuable pursuant to such warrants held by the Funds as to which such shares are

CUSIP No.	45774F 10 5	Page	7	of	9 Pages
not presently exercisable because the terms of such warrants contain a limitation on exercise if such exercise would result in the holder and its affiliates beneficially owning more than 9.99% of the outstanding Common Stock.
                 Fund I beneficially owns 1,481,252 shares of Common Stock, representing 9.99% of the class, and consisting of 1,259,486 shares of Common Stock and 185,766 shares of Common Stock issuable pursuant to a warrant held by Fund I as to which such shares are presently exercisable. The shares of Common Stock beneficially owned by Fund I do not include 443,977 shares of Common Stock issuable pursuant to such warrant held by Fund I as to which such shares are not presently exercisable because the terms of such warrant contain a limitation on exercise if such exercise would result in the holder and its affiliates beneficially owning more than 9.99% of the outstanding Common Stock.
                 Fund I has the shared power to vote and dispose of the shares of Common Stock beneficially owned by it. Capital, as the sole general partner of each of the Funds, has the shared power to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G. Each Manager, by virtue of his position as a manager of Capital, has the shared power to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G.
Item 5 Ownership of Five Percent or Less of a Class:
                 Not applicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person:
                 See Item 4.
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
                 Not applicable.
Item 8 Identification and Classification of Members of the Group:
                 Not applicable.
Item 9 Notice of Dissolution of Group:
                 Not applicable.
Item 10 Certification:
                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No.	45774F 10 5	Page	8	of	9 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2007

RA CAPITAL MANAGEMENT, LLC

By:	/s/ Richard H. Aldrich Richard H. Aldrich
Manager

RA CAPITAL BIOTECH FUND, L.P.

By:	RA Capital Management, LLC
General Partner

By:	/s/ Richard H. Aldrich Richard H. Aldrich
Manager

RICHARD H. ALDRICH

/s/ Richard H. Aldrich

Richard H. Aldrich

PETER KOLCHINSKY

/s/ Peter Kolchinsky

Peter Kolchinsky